

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 10, 2008

<u>**Via U.S. Mail and Fax (952)476-9801**</u>

Mr. Ryan R. Gilbertson
Chief Financial Officer
Northern Oil and Gas, Inc.
315 Manitoba Avenue – Suite 200
Wayzata, MN 55391

>   **Re: Northern Oil and Gas, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2007**
>   **Filed March 31, 2008**
>
>   **Form 10-Q for the Quarterly Period Ended June 30, 2008**
>   **Filed August 8, 2008**
>   **File No. 1-33999**

Dear Mr. Gilbertson:

       We have reviewed your Form 10-K for the Fiscal Year Ended December 31, 2007 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for period ended June 30, 2008

Note 4 – Short-term investments, page 9

1.   We note your auction rate securities in the amount of $1 million within your
        short-term investments. Please tell us and disclose in more detail your
        consideration of potential impairment of these securities, along with your
        valuation and classification as short-term investments.

Management's Discussion and Analysis or Plan of Operation

Overview and Outlook, page 15

2.   We note your disclosure that your position to have the potential to yield
        approximately 46 Million gross barrels of oil, based on an assumption of 500,000
        barrels of recoverable oil per well. We also note the operators have stated a range
        of 250,000 to 900,000 barrels of recoverable oil. Tell us and disclose how you
        chose to use 500,000 barrels of oil as your assumption and why you did not
        include any sensitivity analysis regarding your assumptions and their impact on
        your potential yield.

3.   Further, we note your assumptions and your presentation of a projected
        annualized cash flow of $35 million entering 2009, and that you expect this
        number to grow substantially through 2009. Please revise your disclosure to
        include more detail on how these projections were calculated and include a
        sensitivity analysis to quantify the impact a change in your assumptions might
        have on your projection of annualized cash flow.

4.   We note your expected cash expense burn rate is approximately $2 million for
        fiscal year 2008. Tell us and disclose how this amount was calculated.

Exhibit 31.1 and 31.2

5.   Please revise your exhibits to remove the title of each officer in your
        certification(s) to comply with required language as reflected in Item 6.01 of
        Regulation S-K.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bob Carroll at (202) 551-3362, or Kim Calder at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Chris White

Chris White
Branch Chief